October 30, 2013

VIA FAX & EDGAR

United States

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Kevin L. Vaughn, Accounting Branch Chief

RE:	Remedent, Inc.

Form 8-K dated October 14, 2013

Filed October 16, 2013

File No. 001-15975

Dear Sirs:

In connection with your review of the above noted filing, our response of October 22, 2013, and your additional comments as noted in your October 24, 2013 letter, we wish to provide a supplemental response as follows:

1.	We have filed our October 22, 2013 response letter as correspondence on EDGAR on October 29, 2013.

2.	There was a misunderstanding in our October 22, 2013 response letter. Our statement to the effect that our Amended Form 10-Q for June 30, 2013 would include a notation that “our previously filed June 30, 2013 10-Q was not reviewed by our auditors and therefore should not be relied upon”, was incorrect.

There will not be any adjustments or changes to our previously filed June 30, 2013 financial statements that will warrant non-reliance on those financial statements.

To clarify, the statement that will be included within the first two pages of our amended Form 10-Q for the period ended June 30, 2013 will be as follows: “The financial statements as originally filed in our June 30, 2013 10-Q were not reviewed by an independent public accountant and the amended Form 10-Q includes financial statements that have been reviewed by a registered independent public accountant.”

3.	Further to the above, as a result of the reference to the amended Form 10-Q needing to include a notation that the financial statements in the filing have been reviewed by a registered independent public accountant, our amended Form 10-Q will include a review report from our registered independent accountant.

We thank you for understanding in this matter.

Sincerely,

/s/ Philippe Van Acker

Philippe Van Acker

Chief Financial Officer